SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

Extract of the Minutes of the Meeting of the Board of Directors of Ambev S.A. (the “Company”), held on February 22, 2016, drawn up in summary form

1.   Date, time and venue: On February 22, 2016, starting at 2:00 p.m., at the Company’s headquarters, located in the City of São Paulo, State of São Paulo, at Rua Dr. Renato Paes de Barros, 1017, 4th floor.

2.   Call and Attendance: Call notice duly made pursuant to the Company’s bylaws, meeting with attendance of Messrs. Victorio Carlos De Marchi, copresident and Messrs. Marcel Herrmann Telles, Roberto Moses Thompson Motta, Vicente Falconi Campos, José Heitor Attilio Gracioso, Álvaro Antônio Cardoso de Souza, Paulo Alberto Lemann, Antonio Carlos Augusto Ribeiro Bonchristiano, Marcos de Barros Lisboa e João M. Giffoni de Castro Neves, representing the totality of the Board of Directors members. The members of the Fiscal Council, Messrs. Celso Clemente Giacometti and James Terence Coulter Wright, have also attended the meeting, in order to comply with the requirements of Section 163, §3 of the Brazilian Corporations Law.

3.   Board: Chairman: Victorio Carlos De Marchi; Secretary: Pedro de Abreu Mariani.

4.   Resolutions: It was unanimously and unrestrictedly resolved by the Directors:

Approval of Accounts. To approve, after examination and discussion, and pursuant to Section 142, V, of Law 6,404/76, as amended, the Management Report, the Management’s accounts, the financial statements for the fiscal year ended December 31, 2015 (“2015 Financial Statements”) and the respective destination of the results, which will be published on February 25, 2016.

5.   Closure: With no further matters to be discussed, the present Minutes were drawn up and duly executed.

São Paulo, February 22, 2016.

/s/ Victorio Carlos De Marchi	/s/ Marcel Herrmann Telles

/s/ Roberto Moses Thompson Motta	/s/ Vicente Falconi Campos

/s/ Álvaro Antônio Cardoso de Souza	/s/ José Heitor Attilio Gracioso

/s/ Paulo Alberto Lemann	/s/ Antonio Carlos Augusto Ribeiro Bonchristiano

/s/ Marcos de Barros Lisboa	/s/ Pedro de Abreu Mariani Secretary

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 22, 2016

AMBEV S.A.

By:	/s/ Ricardo Rittes de Oliveira Silva
Ricardo Rittes de Oliveira Silva Chief Financial and Investor Relations Officer